Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

October 28, 2020

To,

The Secretary

BSE Limited

National Stock Exchange of India Limited

New York Stock Exchange Inc.

Dear Sir/Madam,

Sub: Outcome of Board Meeting

Further to our letter dated September 27, 2020, we would like to inform you that the Board of Directors of the Company at their meeting held on October 28, 2020 have inter alia approved the Unaudited Financial Results of the Company for the quarter and half-year ended September 30, 2020.

In terms of the above, we are enclosing herewith the following:

1.	Unaudited Consolidated Financial Results of the Company for the quarter and half-year ended September 30, 2020 prepared in compliance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB).

2.	Press Release on Financial Results of the Company for the above period.

3.	Unaudited Consolidated Financial Results of the Company and its subsidiaries for the quarter and half-year ended September 30, 2020 as per Indian Accounting Standards.

4.	Unaudited Standalone Financial Results of the Company for the quarter and half year ended September 30, 2020 as per Indian Accounting Standards.

Pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Limited Review Reports of the Statutory Auditors on the Unaudited Standalone and Unaudited Consolidated Financial Results at point nos. 3 and 4 are also enclosed.

Further, the Board of Directors have also given their in-principle approval to list the Company’s American Depository Receipts (ADRs) on NSE IFSC Limited (NSE International Exchange, GIFT City, Gujarat, India) subject to compliance of applicable laws and approval of concerned authorities.

The Board Meeting commenced at 08.15 AM and concluded at 01.00 PM

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: as above